UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                    TSR, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    872885108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Emily Mason
                             Covington & Burling LLP
                          One Front Street, 35th Floor
                             San Francisco, CA 94111
                            Telephone: (415) 591-7062
                            Facsimile: (415) 955-6562
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 2007
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             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         872885108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   Daniel Zeff
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]
   (b) [ ]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant
   to Items 2(d) or 2(e) [ ].
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization    United States
--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                       456,023
--------------------------------------------------------------------------------
                        8. Shared Voting Power                     None
--------------------------------------------------------------------------------
                        9. Sole Dispositive Power                  456,023
--------------------------------------------------------------------------------
                       10. Shared Dispositive Power                None
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person   456,023
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)     [  ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)      9.98%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)             IN
--------------------------------------------------------------------------------

CUSIP No.         872885108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   Spectrum Galaxy Fund Ltd.
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See
   Instructions)
   (a) [X]
   (b) [ ]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant
   to Items 2(d) or 2(e) [ ].
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization    British Virgin Islands
--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                       208,104
--------------------------------------------------------------------------------
                        8. Shared Voting Power                     None
--------------------------------------------------------------------------------
                        9. Sole Dispositive Power                  208,104
--------------------------------------------------------------------------------
                       10. Shared Dispositive Power                None
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person   208,104
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)     [  ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)      4.6%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)             CO
--------------------------------------------------------------------------------

CUSIP No.         872885108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
   Zeff Capital Partners I, L.P.
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See
   Instructions)
   (a) [X]
   (b) [ ]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant
   to Items 2(d) or 2(e) [ ].
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                       247,919
--------------------------------------------------------------------------------
                        8. Shared Voting Power                     None
--------------------------------------------------------------------------------
                        9. Sole Dispositive Power                  247,919
--------------------------------------------------------------------------------
                       10. Shared Dispositive Power                None
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person   247,919
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)     [  ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)      5.4%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)             PN

CUSIP No.         872885108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
   Zeff Holding Company, LLC
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See
   Instructions)
   (a) [X]
   (b) [ ]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant
   to Items 2(d) or 2(e) [ ].
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                       247,919
--------------------------------------------------------------------------------
                        8. Shared Voting Power                     None
--------------------------------------------------------------------------------
                        9. Sole Dispositive Power                  247,919
--------------------------------------------------------------------------------
                       10. Shared Dispositive Power                None
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person   247,919
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)     [  ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)      5.4%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)             OO

                                  SCHEDULE 13D


Item 1.        Security and Issuer

         This statement on Schedule 13D relates to the common stock (the "Common Stock") of TSR Inc. (the "Company"), a Delaware corporation. The address of the Company's principal executive offices is 400 Oser Avenue, Hauppauge, NY 11788.


Item 2.        Identity and Background

         (a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by Zeff Holding Company, LLC, a Delaware limited liability company ("Holding"), Zeff Capital Partners, I, L.P. , a Delaware limited partnership ("Capital"), Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands ("Spectrum") and Daniel Zeff, and individual ("Zeff") (Holding, Capital, Spectrum and Zeff are hereinafter collectively referred to as the Reporting Persons). Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum. Mr. Zeff is the sole manager and member of Holding, which in turn serves as the general partner for Capital. Accordingly, the Reporting Persons are making a group filing because, due to the relationship between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

         (b) The address of the principal business and principal office of each of the Reporting Persons is 50 California Street, Suite 1500, San Francisco, CA 94111.

         (c) The principal business of Mr. Zeff is that of investing in securities in his capacity as investment manager for Zeff Capital Offshore Fund and as sole manager of Holding. The principal business of Spectrum is that of investing in securities. The principal business of Capital is that of an investment partnership. The principal business of Holding is acting as general partner for Capital.

         (d) None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

         (f) Mr. Zeff is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.

         This statement is not being filed in connection with any sale or purchase of Common Stock by the Reporting Persons. The Reporting Persons are making this filing to provide notice of their intent to nominate Andrew Dailey to the Board of Directors, as further described below in Item 4.

                                  SCHEDULE 13D

Item 4.        Purpose of Transaction.

         The Reporting Persons have submitted a candidate for nomination to the Board of Directors. Pursuant to the Bylaws of the Company, the Reporting Persons have submitted a notice to the Secretary of the Company setting forth the information required for such a notice. The notice is attached hereto as Exhibit 99.2.

         The Reporting Persons may acquire additional Common Stock of the Company or dispose of Common Stock of the Company at any time and from time to time in the open market, in privately negotiated transactions or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons, the scope of possible activities is subject to change.

         Except as set forth above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the action described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

         (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 4,568,012 shares of Common Stock outstanding as of July 31, 2007, as reported in the Company's Form 10-KSB for fiscal year ended May 31, 2007.

As of the close of business on September 13, 2007:

                  (i) Spectrum beneficially owns 208,104 shares of Common Stock constituting approximately 4.6% of the shares of Common Stock outstanding;

                  (ii) Capital beneficially owns 247,919 shares of Common Stock constituting approximately 5.4% of the shares of Common Stock outstanding;

                  (iii) Holding beneficially owns 247,919 shares of Common Stock held by Capital, of which Holding is the general partner, constituting approximately 5.4% of the shares of Common Stock outstanding; and

                  (iv) Mr. Zeff beneficially owns 456,023 shares of Common Stock comprised of 208,104 shares of Common Stock held by Spectrum (Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum) and 247,919 shares of Common Stock held by Capital (Mr. Zeff is the sole manger of Capital's general partner), in total constituting approximately 9.98% of the shares of Common Stock outstanding;

         (b) Spectrum has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 208,104 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as investment manager. Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 247,919 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as the sole manager of Holding, Capital's general partner.

         (c)      None.

                  None.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None.

Item 7.        Material to be Filed as Exhibits.

         Exhibit 99.1: Joint Filing Agreement, dated as of September 14, 2007, by and among the Reporting Persons.

         Exhibit 99.2: Letter dated September 13, 2007, from Capital to the Company.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2007


                             /s/Daniel Zeff
                             -------------------------------
                             Daniel Zeff

                             ZEFF HOLDING COMPANY, LLC

                             By: /s/Daniel Zeff
                             ------------------
                             Name: Daniel Zeff
                             Title:Manager

                             ZEFF CAPITAL PARTNERS I, L.P.
                             By: Zeff Holding Company, LLC,
                             as general partner

                             By: /s/Daniel Zeff
                             ------------------
                             Name: Daniel Zeff
                             Title: Manager

                             SPECTRUM GALAXY FUND LTD.

                             By: /s/Dion R. Friedland
                             ------------------------
                             Name: Dion R. Friedland
                             Title: Director

                                                                    Exhibit 99.1

                             Joint Filing Agreement


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including this Amendment No. 2 thereto) with respect to the Common Stock of TSR Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


         In witness hereof, the undersigned hereby executed this Agreement this 14th day of September, 2007.


                             /s/Daniel Zeff
                             -------------------------------
                             Daniel Zeff

                             ZEFF HOLDING COMPANY, LLC

                             By: /s/Daniel Zeff
                             ------------------
                             Name: Daniel Zeff
                             Title:Manager

                             ZEFF CAPITAL PARTNERS I, L.P.
                             By: Zeff Holding Company, LLC,
                             as general partner

                             By: /s/Daniel Zeff
                             ------------------
                             Name: Daniel Zeff
                             Title: Manager

                             SPECTRUM GALAXY FUND LTD.

                             By: /s/Dion R. Friedland
                             ------------------------
                             Name: Dion R. Friedland
                             Title: Director

                                                                    Exhibit 99.2


                         Letter dated September 13, 2007


September 13, 2007

Mr. John G. Sharkey Corporate Secretary TSR Inc. 400 Oser Avenue
Hauppauge, NY 11788


Dear Mr. Sharkey,


     Zeff Capital Partners I, LP ("Capital") hereby submits Mr. Andrew Dailey as a candidate for nomination to the Board of Directors of TSR Inc. ("TSRI"). Capital owns 9.98% of TSRI's outstanding stock. As a former industry analyst, executive and advisor to technology companies and Fortune 500 CIOs, Mr. Dailey would add valuable industry insights and relationships to TSRI's Board of Directors. Mr. Dailey's residential and business address is: 14 Vista Real, Mill Valley, California 94941.

     Capital, a Delaware limited partnership, submits Mr. Dailey as a candidate for nomination to the Board of Directors on behalf of Daniel Zeff, an individual ("Zeff"), who beneficially owns the shares of TSRI held by Capital. The address of the principal business and principal office of each of Capital and Zeff is 50 California Street, Suite 1500, San Francisco, California 94111.

     Capital beneficially owns 247,919 shares of Common Stock of TSRI ("Common Stock"). Spectrum Galaxy Fund Ltd., a Company incorporated in the British Virgin Islands ("Spectrum"), beneficially owns 208,104 shares of Common Stock of TSRI. (Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum.)

     None of Capital, Spectrum nor Zeff have any material interest in proposing Mr. Dailey to the Board of Directors of TSRI.

     Capital and Zeff have no arrangements or understandings with Mr. Dailey or any other persons pursuant to which the nomination is to be made.

     Daniel Zeff has beneficially owned more than 5% of the Common Stock of TSRI for at least one year and is therefore a Qualified Stockholder. As such, this letter also serves as consent to identify Daniel Zeff and Andrew Dailey in the Proxy Statement.

     The following additional information regarding Mr. Dailey would be required to be included in a proxy statement filed in accordance with the proxy rules of the SEC had the nominee been nominated by the Board of Directors of TSRI:

                                                                    Exhibit 99.2

--------------------------------------- ------------------------------------------------------------------------------------
Legal Proceedings                       Mr. Dailey is not a party adverse to TSRI or its subsidiaries in any material proceedings, nor does Mr. Dailey have a material interest adverse to TSRI or its subsidiaries.
--------------------------------------- ------------------------------------------------------------------------------------
--------------------------------------- ------------------------------------------------------------------------------------
Identification                          Mr. Dailey is 38 years old.  He does not hold any positions or offices with TSRI.
--------------------------------------- ------------------------------------------------------------------------------------
--------------------------------------- ------------------------------------------------------------------------------------
Family Relationships                    Mr. Dailey does not have any family relationships with any directors or executive officers of TSRI.
--------------------------------------- ------------------------------------------------------------------------------------
--------------------------------------- ------------------------------------------------------------------------------------
Business Experience                     From 2001-2002, Mr. Dailey was head of US research for Hagstromer & Qviberg, a
                                        Scandinavian investment bank. In 2002, he joined Jetstream Group, a technology management consulting firm assisting Fortune 500 companies with sourcing software, services and offshoring. In 2004, Mr. Dailey became a partner at Headlands
                                        Advisors, a strategic investment and advisory firm focused on the technology sector.  He was a Founder of Arborex, a supply chain management software company, and served as a director of ezlogin.com (sold to 724 Solutions). Mr. Dailey is currently self-employed as an advisor to technology companies and Fortune 500 CIOs.
                                        None of the Mr. Dailey's listed former employers is a parent, affiliate or subsidiary of
                                        TSRI.

                                        Mr. Dailey currently serves on the Board of Directors of General Employment
                                        Enterprises, Inc. (JOB). Mr. Dailey does not currently hold any other directorships with registered companies or registered investment companies.
--------------------------------------- ------------------------------------------------------------------------------------
--------------------------------------- ------------------------------------------------------------------------------------
Involvement                              in Legal Proceedings Mr. Dailey has not been involved in any legal proceedings within the past five years that are material to an evaluation of the ability or integrity of Mr. Dailey to become a director of TSRI.
--------------------------------------- ------------------------------------------------------------------------------------
--------------------------------------- ------------------------------------------------------------------------------------
Transactions with Management and        Mr. Dailey was a party to no transactions involving TSRI since the beginning of
Others                                  TSRI's last fiscal year, in which the amount involved exceeded $60,000.
--------------------------------------- ------------------------------------------------------------------------------------
--------------------------------------- ------------------------------------------------------------------------------------
Indebtedness of Management              Mr. Dailey has not been indebted to TSRI at any time since the beginning of TSRI's last fiscal year, in an amount in excess of $60,000.
--------------------------------------- ------------------------------------------------------------------------------------
--------------------------------------- ------------------------------------------------------------------------------------
Certain Business Relationships          Mr. Dailey has not been involved in certain business relationships involving TSRI
                                        (as described in Item 404(b) of Regulation S-K).
--------------------------------------- ------------------------------------------------------------------------------------


         Mr. Dailey's consent to serve as a director of TSRI is attached to this notice letter as Exhibit A.

                                                                    Exhibit 99.2

         Please promptly confirm in writing that TSRI deems this notice sufficient to nominate Mr. Dailey for election at the next annual meeting.

                                             Sincerely,


                                             /s/ Daniel Zeff
                                             ------------------------
                                             Daniel Zeff

                                             ZEFF CAPITAL PARTNERS I, L.P.
                                             By: Zeff Holding Company, LLC,
                                             as general partner

                                             By: /s/ Daniel Zeff
                                             -------------------------
                                             Name: Daniel Zeff



c.c. Joseph F. Hughes, Chairman of the Board
        Robert A. Esernio, Chairman of the Audit & Nominating Committee

                                                                    Exhibit 99.2

                                                                   Exhibit A

                          Consent to Serve as Director


         I, Andrew Dailey, do hereby confirm that if I am elected as a director of TSR Inc., a Delaware corporation, I will serve as a director to said corporation. I also consent to being identified in the Proxy Statement.

         It witness hereof, the undersigned hereby executed this consent this 12th day of September, 2007.


                                      /s/ Andrew Dailey
                                      -----------------------------------------
                                      Andrew Dailey

                                      14 Vista Real
                                      Mill Valley, California  94941